Canadian Nuclear Safety Commission ("CNSC") Hearing for the Approval of the Rook I Project

  Link to Commission Hearing that commenced at 9.00am EST November 19, 2025: here

  Commission Hearing presentation video will be available on NexGen's homepage at http://www.nexgenenergy.ca#video

  Two-part public hearings represent the final step in the Federal regulatory process prior to a CNSC approval decision

  Final Commission hearings follow Saskatchewan's Environmental Assessment approval in November 2023

Vancouver, BC, November 19, 2025 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to be participating today in the first of two Canadian Nuclear Safety Commission ("CNSC") hearings for the final Federal approval of the Company's 100%-owned Rook I Project (the "Project"). This historic milestone marks the culmination of over twelve years of thorough, detailed, and systematic environmental studies and transparent and genuine engagement throughout the advancement of the Rook I Project.

NexGen is presenting a video during the hearing showcasing an in-depth overview of the Rook I Project. The video outlines the Project's unique characteristics and elite low environmental impact. Further, it describes the Project's compact and conventional setting, the team, controls and systems NexGen has implemented, together with the generational positive impact the Company is delivering in the local communities. The video can be found on NexGen's homepage:  http://www.nexgenenergy.ca#video.

The formal Provincial and Federal regulatory approval processes commenced in 2019 with the submission of the Project Description. Over the six and a half years of regulatory engagement and review since 2019, key milestones have included the submission of the Draft Environmental Impact Statement in 2022, NexGen's licence application being deemed sufficient by the CNSC staff  in September 2023, Provincial Environmental Assessment approval in November 2023, and CNSC staff acceptance of the Final Environmental Impact Statement in January 2025, including NexGen's responses to all technical and public comments received through the Federal Environmental Assessment review process.  NexGen is excited to conclude the hearing process and upon a positive CNSC approval decision, will commence construction activities and advance this generational project for the local communities, Saskatchewan and Canada.

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards.  The Rook I Project is supported by an N.I. 43-101 compliant Feasibility Study, which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational, long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE," and on the Australian Securities Exchange under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nxe-energy.ca

www.nexgenenergy.ca

Monica Kras
Vice President, Corporate Development

NexGen Energy Ltd.

+44 7307 191933

mkras@nxe-energy.ca
www.nexgenenergy.ca

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves, and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 6, 2024 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.